Filed by Forest Laboratories, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Laboratories, Inc.

Form S-4 File No.: 333-194781

Set forth below is an e-mail message and a transcript of a video message that was made available to employees of Forest Laboratories, Inc., on June 9, 2014:

Dear Forest Colleagues,

Today, we are releasing the third video in our ACT + FRX Executive Leadership 4-part video series where the proposed leadership of Actavis + Forest talked candidly about organizational change and how we can leverage change to drive enhanced success.

You may view the video HERE. (Must be on the Forest network to view.) The video will also be available for viewing on the Forest Portal homepage and the Field Sales Guru site.

The final segment of this video series will be made available next week.

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[Video Transcript]

Opening Scroll #1

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Forest, Actavis has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a joint proxy statement of Actavis and Forest that also constitutes a prospectus of Actavis. The registration statement was declared effective by the SEC on May 2, 2014. Each of Actavis and Forest has mailed to its stockholders or shareholders the proxy statement/prospectus. In addition, each of Actavis and Forest has filed and will file with the SEC other documents with respect to the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND FOREST ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Actavis and Forest through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis will be available free of charge on Actavis’ internet website at www.actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Forest will be available free of charge on Forest’s internet website at www.frx.com or by contacting Forest’s Investor Relations Department at (212) 224-6713.

#2

Participants in the Merger Solicitation

Actavis, Forest, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Forest shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Forest is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on July 8, 2013 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on March 28, 2014 and certain of its Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

#3

Actavis Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Actavis’ estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Actavis’ current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the Forest acquisition, including future financial and operating results, Actavis’ or Forest’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Actavis’ goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ current expectations depending upon a number of factors affecting Actavis’ business, Forest’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Forest acquisition; subsequent integration of the Forest acquisition and the ability to recognize the anticipated synergies and benefits of the Forest acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Forest and Actavis shareholder approvals; the risk that a condition to closing of the Forest acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; the anticipated size of the markets and continued demand for Actavis’ and Forest’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Actavis or Forest debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis’ and Forest’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis’ and Forest’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis’ consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis’ periodic public filings with the Securities and Exchange Commission, including but not limited to Actavis plc’s Annual Report on form 10-K for the year ended December 31, 2013 and Quarterly Report on form 10-Q for the quarter ended March 31, 2014 and from time to time in Actavis’ other investor communications. Except as expressly required by law, Actavis disclaims any intent or obligation to update or revise these forward-looking statements.

#4

Forest Cautionary Statement Regarding Forward-Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements about the benefits of the acquisition of Forest by Actavis, including future financial and operating results, Forest’s or Actavis’ plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Forest’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Forest’s current expectations depending upon a number of factors affecting Forest’s business, Actavis’ business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the acquisition; subsequent integration of the companies and the ability to recognize the anticipated synergies and benefits of the acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Forest and Actavis shareholder approvals; the risk that a condition to closing of the acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; access to available financing (including financing for the acquisition or refinancing of Forest or Actavis debt) on a timely basis and on reasonable terms; the difficulty of predicting FDA approvals, the acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the timely development and launch of new products, and the risk factors listed from time to time in Forest Laboratories’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and any subsequent SEC filings. Forest assumes no obligation to update forward-looking statements contained in this release to reflect new information or future events or developments.

#5

Team members from both Forest and Actavis continue to work to plan for the integration of our two companies, which will follow the close that is expected at mid-year. Already, the organizational structure that will lead the combined company following the close is being defined and announced.

#6

Recently, members of the proposed Executive Leadership Team were invited to talk about the issues on the minds of employees from both companies—the challenge of change.

INTERVIEWEE	AUDIO
Paul Bisaro 00:23 – 00:46	I think we all know the change is something that’s going to happen and not just today, but tomorrow and beyond. And, and I think one of the things we’ve done at Actavis, and consistently have done at Actavis, is we’ve tried to help people work through that change and we understand that not understanding what’s going to happen the next day sometimes can be very challenging for people. So, we’ll continue to communicate with everybody. That’s something we’ve always done, and I think we have to continue to do that.

Brent Saunders 00:47 – 01:13

We work in an industry that’s probably experiencing more change than anywhere else in the world. Health care, anywhere in every country is under pressure and will continue to be a dynamic part of any economy.

And so legacy Actavis has, has done a fantastic job managing through a lot of changing. A testament to your strength of your people. Forest has recently experienced more chance and I think has, the people at Forest have, have risen to the challenge.

01:13-01:25	That’s the way you maintain competitive advantage. And I think as long as we communicate and, and lay out a plan, people are going to be able to manage it as well as any other company can.

Bob Stewart 01:25 – 01:45	Change is always unsettling. Right? But I think the important thing is, for everybody, is to make sure that you’re not focusing in the rear view mirror in terms of where you’re coming from. But, more where we’re going as a company. It creates much more momentum for the combined company if everybody can be focused on where we’re going as a comp— as a company as opposed to where legacy companies have come from.

David Buchen 01:46 – 02:12

You can look at change as being unsettling or you can look at it as an opportunity. And I think the key to success is to look at it as an opportunity. We are a dynamic business, we move at a very rapid pace and that means that things are always going to be changing, and it’s not just because we are combining two companies, it’s because we’re in a very, very fast paced business.

Every one here is embracing change as part of this combined company.

Bob Stewart 02:13 – 02:38	Look how much has changed just in the industry in the last year with wholesalers trying to act like retailers and retailers trying to act like wholesalers. And the macroeconomic situation that exists you know, globally and look at the competitive environment. With all the other consolidation going on, I mean we have got to change with than and make sure that we’re changing from a position of strength, which both companies are doing, as opposed to trying to react too late.

Bill 02:38 – 03:07	And you know, you have to have the courage to think out of the box; produce original ideas, think about how to gain an edge and then force those ideas into practice. And I think, for the commercial area, you’re right, the face of the customer is very different today than what it was several years ago and we have to think about being as innovative as we possibly can, and, Brent, you’ve said it many times to me, test as many things as you possibly can so that you can be there before someone else can be.

Paul 03:07 – 03:27	The space that, that you’re dealing in, Bill, is unbelievably fast paced, new payers, new, new hurdles that you have to overcome. And we know how the operations environment is and how the R&D environment is. It’s constantly changing. So, but, we take all the change and we try to be first to the end. I think we’re going to be really, really successful with that.

David 03:28 – 03:46	One thing that will not change is that the customers are going to continue to expect a leading supply chain, high quality products, on time, at an affordable price, and so, you change, but you just make it even, even faster, even better, even stronger. That’s what the customers are going to look for.

Bob 03:46 – 04:15	What we’re all trying to accomplish with this combination is bringing a solution to the, the different needs of not only the customers, the payers and solving some of these macroeconomic issues around health care and health care spend, as countries become more and more restricted in terms of how much money then can spend or invest, per capita, on, on health care by offering low cost medications as well as innovative therapies, that’s going to make the difference. And I think we’re on the front edge of, of that change.

Brent 04:16 - 04:22	If we make change our ally in a strategic weapon we’ll be at the forefront and that’s where we want to be.